NHALE INC.

42 Mott Street

4th Floor

New York, NY 10013

November 2, 2021

Brian Fetterolf

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nhale Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
File No. 000-56324
Filed September 20, 2021

Dear Mr. Fetterolf:

Set forth below are the responses of Nhale Inc., a Nevada corporation (“Nhale” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated October 5, 2021, with respect to (i) our Amendment No.1 Form 10-12(g) filed on September 20, 2021. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Introductory Comment, page iii

1.        We note your disclosure that "[t]he Company is not currently organized under a variable interest entity (VIE) creating a question of whether China’s Foreign Investment Law (FIL) prevents foreign ownership in [y]our company." Please amend your disclosure to clarify, if true, that while foreign investors are not permitted to own equity in your contemplated Chinese entities, regardless of any VIE structure, foreign investors are permitted to own equity in your Nevada company. If this statement is incorrect, and there is a question as to whether foreign investors can own equity in your Nevada company, please revise to explain the uncertainty. Please also expand your discussion regarding the "question" of China's Foreign Investment Law to clarify to investors that Chinese law prohibits direct foreign investment in Chinese operating companies and that a VIE structure could be used to replicate foreign investment in Chinese operating companies.

Response:

The following language was inserted in the Introductory Comment, page iii:

The VIE structure could be used to replicate foreign investment in Chinese operating companies. The Company is not currently organized under a variable interest entity (VIE) and China’s Foreign Investment Law (FIL)[1] may prohibit direct foreign investment in Chinese operating companies that don’t operate under the VIE structure. It is uncertain as to whether foreign investments are permitted in companies that are incorporated in the state of Nevada, or any other state located in the United States.

We will continue to monitor the changes in FIL, and NHLE may consider migrating to a VIE structure to continue receiving participation from foreign investors.

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2.       We note your disclosure that "[t]he VIE structure enables a Chinese company to list on an overseas stock exchange . . . ." Please clarify that you are discussing the listing of an offshore shell company on an overseas stock exchange, not the listing of a Chinese operating company.

Response:

The following language was inserted in the Introductory Comment, page iii:

The VIE structure enables a Chinese company to list on an overseas stock exchange, such as OTC Markets, because direct ownership in the shares of the Chinese company is restricted by China’s laws. To expand upon this, a Chinese company sets up an offshore shell company for overseas listing purposes that allows foreign investors to buy into the stock. The shell company is not the Chinese operating company and does not hold the assets of the operating company.

3. We note your disclosure that "[t]he Chinese government could rule that the structure is against public policy. . . ." Please clarify whether such "structure" pertains to a contemplated VIE and whether "public policy" also includes Chinese law and regulations.

Response:

The following language was inserted in the Introductory Comment, page iii:

The Chinese government could rule that the VIE structure is against public policy, Chinese laws, and regulations. This ruling would likely result in a material change in our contemplated operations. Furthermore, the disruption or termination of our operations could result in the decline in the value of our stock may become worthless, and the shareholder could lose their entire investment.

4.        We note your disclosure that "because investors do not have direct equity ownership through the VIE structure, substantial legal uncertainties surround the contractual arrangements associated VIEs." Please amend your disclosure to clarify, if true, that foreign investors do not and will not directly own equity in your contemplated Chinese entities, regardless of any VIE structure. Please also amend your disclosure throughout the registration statement to clarify that you do not currently use a VIE structure, but that if you do implement one, there would be substantial legal uncertainties surrounding the related contractual arrangements.

Response:

The following language was inserted in the Introductory Comment, page iii:

Because foreign investors do not have direct equity ownership through the VIE structure, substantial legal uncertainties surround the contractual arrangements associated VIEs. As discussed above, investors own shares of the offshore shell company while the company’s real assets reside in the Chinese VIE where courts are unlikely to enforce the contracts. Because the value of the offshore shell company derives from its ability to consolidate the Chinese VIE on its financial statements, losing the VIE as a result of breached contracts (or government enforcement) would significantly devalue shareholders’ investments.

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5.         We note your disclosure that you "will be required to submit information about [y]our business to CRSC for approval." Please clarify whether CSRC approval is required to list and offer your securities on the OTC Markets. Please also discuss whether you have submitted the information required by CSRC and received your required approvals in connection with your business.

Response:

The following language was inserted in the Introductory Comment, page iii:

Because CSRC is responsible for the examination and approval, as well as supervision and administration of foreign-invested securities companies, NHLE will be required to comply with CSRC regulation. China based companies listed on the OTC Markets will be required to request approval from CSRC to continue listing on this market.

As of this time, we have not submitted information to CSRC that required to list on OTC Markets but will comply with the request in the future.

6.         We note your revisions in response to our prior comment 3. Your new disclosure states that actions by China could significantly limit or completely hinder "your ability to offer or continue to offer securities" (emphasis added). Please revise to clarify that limitations will be on the company's ability to offer or continue to offer securities, which in turn impacts liquidity for investors. Please make similar revisions in your risk factors on pages 5 and 6.

Response:

The following language was inserted in the Introductory Comment, page iii:

China’s legal system and regulation enforcement could greatly limit our ability to offer or continue to offer securities, which in turn impacts liquidity for investors. Our stock could significantly decline in value or become worthless.

7.        Your revised disclosure indicates that "there will not be obstacles [to investment and dividend payments] if transactions are legal and reasonable after proper registration." You also state that you will work out "financial plans" to guarantee cash flow on parent company level, subsidiaries level and VIE level regarding daily operation and dividends pay out. As currently presented, this disclosure suggests that you will not face any restrictions on the ability to transfer cash between entities, across borders, and to U.S. investors. Please revise this disclosure to remove such a guarantee and instead indicate the restrictions that you may face when and if you implement your business plan.

Response:

The following language was inserted in Ite:

Cross-border payments must comply with the relevant regulation of the China State Administration of Foreign Exchange (SAFE). PRC adopts a partial foreign exchange administration. Foreign currency is forbidden to circulate within the territory. It allows exchange and payment on current accounts such as trading while implementing certain controls on capital accounts such as investment. Shanghai Free-Trade Zone even implements a more relaxed policy.

Payrolls and working capitals are on current accounts. Investment and dividends payment are on capital accounts. We may face obstacles even if transactions are legal and reasonable after proper registration. So far, NHLE has not yet to establish a VIE nor has determined the structure. However, NHLE might also set up a structure to fully utilize the more relaxed policy in Free-Trade Zone to lower down the restrictions.

In compliance with US laws, PRC laws and regulations, NHLE will also work out financial plans to establish cash flow to parent company, subsidiaries level and VIE level regarding daily operation and dividends pay out. However, we could be restricted by PRC laws. There is no guarantee that cash will be distrusted from businesses, including subsidiaries and/or consolidated VIEs, to the parent company. There is also no guarantee we will have the ability to settle amounts owed under the VIE agreements.

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8.          Please provide a specific cross-reference to the each of your Risk Factors that discuss the risks facing the company and the offering as a result of your potential VIE structure and your contemplated operations in China. In doing so, please separately refer to each of your first six risk factors, which pertain to legal and regulatory risks, information and regulatory oversight, the regulatory environment, shareholder rights and recourse, greater Chinese regulatory oversight, and the company's organizational structure.

Response:

Cross-reference to each Risk Factors incorporated into Comment Page iii.

Item 1.A Risk Factors

Risks Relating to Our Business

Risks Related to the Company's Organizational Structure, page 6

9. Please revise your risk factor to acknowledge that your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations. We remind you that the company and its management are responsible for the accuracy.

Response:

The following language was inserted into Item 1.A Risk Factors:

Risks Relating to Our Business

Our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries may conduct all or substantially all of our operations.

Risks Related to the Company’s Organizational Structure

Our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Nhale, Inc.

	By:	/s/ Yang Chong Yi
Yang Chong Yi
Chief Executive Officer

cc:	Wayne Chin

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